August 29, 2006
VIA EDGAR and FEDEX
Mr. Timothy A. Geishecker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	ACE Cash Express, Inc.
Schedule 13E-3 File Number 005-53599
Schedule 14A File Number: 000-20774
Dear Mr. Geishecker:
     On behalf of ACE Cash Express, Inc. (the “Company”), we are hereby filing Amendment No. 2 to each of the Company’s above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Schedule 14A (the “Schedule 14A”) (as amended, the “Amendments”) which were initially filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2006, and amended by Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Schedule 14A on August 15, 2006. For your convenience we have enclosed a courtesy package which includes five copies of the Amendments, three of which have been marked to show changes from the respective original filing.
     The Amendments have been revised to reflect the Company’s response to the comment received by facsimile on August 24, 2006 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment from the Staff’s letter and the Company’s response thereto.
Schedule 13E-3
Item 8. Fairness of the Transaction, page 6
1. We note your response to prior comment number 11. In addition to producing a fairness determination with respect to whether or not the proposed transaction is procedurally and substantively fair to unaffiliated security holders, each filing person, including the issuer, must produce an analysis in support of their determination. The special committee is not a filing person. Please revise to expressly indicate the factors upon which the issuer considered in making its procedural and substantive fairness determination, including but not limited to current and historical market prices. To the extent that the issuer intends to adopt the analysis of the special committee instead of producing its own independent analysis in support of its fairness determination, the issuer must explicitly adopt the special committee’s analysis assuming such analysis appropriately address the factors which Item 1014 requires, at a minimum, be addressed. See Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).
Response: In response to the Staff’s comment, the Company advises the Staff that it has included disclosure on page 30 of Amendment No. 2 to Schedule 14A relating to the Company’s adoption of the special committee’s analyses and conclusions in evaluating the fairness of the merger transaction.
In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure with respect to the filing of Amendment No. 2 to Schedule 13E-3 and Amendment No. 2 to Schedule 14A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please do not hesitate to contact me by telephone at (650) 463-3051 or by fax at (650) 463-2600 with any questions or comments regarding this letter.

Very truly yours,
/s/ Robert W. Phillips

Robert W. Phillips of LATHAM & WATKINS LLP